[1ST CENTURY BANCSHARES, INC. LETTERHEAD]

August 31, 2012

VIA EDGAR

Michael R. Clampitt
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          1st Century Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011, Filed March 6, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012, Filed May 9, 2012
File No. 001-34226

Dear Mr. Clampitt:

This letter responds to the comments raised in your letter dated August 29, 2012 regarding the Form 10-K of 1st Century Bancshares, Inc. (“we” or the “Company”) for the fiscal year ended December 31, 2011 filed on March 6, 2012, and the Form 10-Q for the quarterly period ended March 31, 2012, filed on May 9, 2012.  Your comments are detailed below in bold and are immediately followed by our response to each respective inquiry.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibits, Financial Statement Schedules, page 41

Exhibits 31 and 31

1.	Please note for future filings that your certifications should be executed only by your chief executive and chief financial officers.

Management has noted your recommendation and will incorporate this comment in the Company’s future Form 10-K filings.

Signatures, page 42

2.	Your chief executive officer and chief operating officer both signed the Form 10-K as “principal executive officer.” Please note that only one officer can be the principal executive.

Management has noted your recommendation and will incorporate this comment in the Company’s future Form 10-K filings.

Form 10-Q for the Quarterly Period Ended March 31, 2012

General

3.	It is unclear why you filed two Form 10-Qs for the quarterly period ended March 31, 2012. Please advise.

The Company filed two Form 10-Qs for the quarterly period ended March 31, 2012 because it inadvertently filed the initial Form 10-Q as a “confirming copy”.  The second filing was submitted to correct this error.  The two Form 10-Qs filed for the quarterly period ended March 31, 2012 are identical in their content.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response letter, please do not hesitate to contact me at (310) 270-9500.

Sincerely,

/s/ Alan Rothenberg

Alan Rothenberg
Chief Executive Officer

cc:           Ray Calvey, Crowe Horwath LLP
Jordan E. Hamburger, Manatt, Phelps & Phillips, LLP